SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Quintana Energy Services Inc.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

74875T 10 3

(CUSIP Number)

Max L. Bouthillette

Executive Vice President, General Counsel, Chief Compliance Officer and

Corporate Secretary

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

Tel: (832) 518-4094

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group, L.P. 86-1172016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,459,524 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Capital Group, L.P. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Consists of 5,345,505 shares of common stock for which Quintana Energy Partners — QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund — TE, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund — FI, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners — QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP is Quintana Capital Group, L.P. Quintana Capital Group, L.P. may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners — QES Holdings, L.L.C., Quintana Energy Fund —TE, LP and Quintana Energy Fund — FI, LP.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Capital Group GP Ltd. 86-1172015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,459,524 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Capital Group GP Ltd. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Consists of 5,345,505 shares of common stock for which Quintana Energy Partners — QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund — TE, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund — FI, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners — QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners — QES Holdings, L.L.C., Quintana Energy Fund — TE, LP and Quintana Energy Fund –FI, LP.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners, L.P. 86-1172018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 5,345,505 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Partners, L.P. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Quintana Energy Partners — QES Holdings, L.L.C. is the record owner of these shares. Quintana Energy Partners, L.P. controls Quintana Energy Partners — QES Holdings L.L.C. and may be deemed to have beneficial ownership of the shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund — FI, LP 03-0604623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 319,001 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Fund — FI, LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	Quintana Energy Fund — FI, LP is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Fund — TE, LP 03-0604624
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 795,018 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Fund — TE, LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	Quintana Energy Fund — TE, LP is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Quintana Energy Partners — QES Holdings, L.L.C. 82-4267266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 5,345,505 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Quintana Energy Partners — QES Holdings, L.L.C. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	Quintana Energy Partners — QES Holdings L.L.C. is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co., LP 86-1172021
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 100,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which QEP Management Co., LP may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	QEP Management Co., LP is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS QEP Management Co. GP, LLC 86-1172020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 100,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which QEP Management Co. GP, LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	QEP Management Co., LP is the record owner of these shares. QEP Management Co. GP, LLC is the general partner of QEP Management Co., LP and therefore may be deemed to beneficially own these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Robertson QES Investment LLC 81-4676115
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 2,886,041 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Robertson QES Investment LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	Robertson QES Investment LLC is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 111,825 shares
	8	SHARED VOTING POWER (2) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER (1) 111,825 shares
	10	SHARED DISPOSITIVE POWER (3)(4)(5) 9,445,565 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (2) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (6) 76.3%
14	TYPE OF REPORTING PERSON IN

(1)	These shares are directly held by Corbin J. Robertson, Jr.

(2)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Corbin J. Robertson, Jr. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(3)

Includes 5,345,505 shares of common stock for which Quintana Energy Partners — QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund — TE, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund — FI, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners — QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP, Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners — QES Holdings, L.L.C., Quintana Energy Fund — TE, LP and Quintana Energy Fund — FI, LP. Corbin J. Robertson, Jr. is a member of the board of directors of Quintana Capital Group GP Ltd. and may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd.

(4)

QEP Management Co., LP is the record owner of 100,000 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. Corbin J. Robertson, Jr. is a member of the board of directors of QEP Management Co. GP, LLC and may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP LLC.

(5)

Robertson QES Investment LLC is the record owner of 2,886,041 of these shares. As the sole manager of Robertson QES Investment LLC, Corbin J. Robertson Jr. may be deemed to beneficially own these shares.

(6)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Assets UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Assets UK Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (2) Archer Well Company Inc. 26-2480765
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON CO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Well Company Inc. may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Archer Holdco LLC 32-0528346
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 9,494,306 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Archer Holdco LLC may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	Archer Holdco LLC is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS John Fredriksen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which John Fredriksen may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owner of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by Mr. Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. Mr. Fredriksen may be deemed to beneficially own these 6,602,688 shares through his indirect influence over Geveran Investments Limited, Famatown Finance Limited, and Greenwich Holdings Limited. Mr. Fredriksen disclaims beneficial ownership of these 6,602,688 shares except to the extent of his voting and dispositive interest in such shares. Mr. Fredriksen has no pecuniary interest in these 6,602,688 shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS C.K. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which C.K. Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owners of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by Mr. Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. As such, C.K. Limited may be deemed to beneficially own these 6,602,688 shares that Geveran Investments Limited and Famatown Finance Limited beneficially own.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Greenwich Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 6,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Greenwich Holdings Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)

Geveran Investments Limited is the record owner of 4,602,688 of these shares. Famatown Finance Limited is the record owners of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Famatown Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 2,000,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Famatown Finance Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	Famatown Finance Limited is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

Common Stock CUSIP No. 74875T 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geveran Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER (1) 25,654,384 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER (2) 4,602,688 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 25,654,384 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (3) 76.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of 25,654,384 aggregate shares of common stock held of record by certain of the Reporting Persons, of which Geveran Investments Limited may be deemed to have shared voting power and beneficial ownership by virtue of the Equity Rights Agreement discussed in Item 6 hereof.

(2)	Geveran Investments Limited is the record owner of these shares.

(3)

Based on 33,630,934 shares of Common Stock outstanding as of March 27, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 29, 2018.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Quintana Energy Services Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed with the Securities and Exchange Commission on February 26, 2018 (the “Original 13D”), as amended by Amendment No. 1, filed on March 30, 2018 (“Amendment No. 1”), by Quintana Capital Group, L.P. (“Quintana Capital”), Quintana Capital Group GP Ltd. (“Quintana Capital GP”), Quintana Energy Fund — FI, LP (“QES FI Fund”), Quintana Energy Fund — TE, LP (“QES TE Fund”), Quintana Energy Partners, L.P. (“QEP”), Quintana Energy Partners — QES Holdings, L.L.C. (“QEP Holdings”), QEP Management Co., LP (“QEP Management”), QEP Management Co. GP, LLC (“QEP Management GP”), Robertson QES Investment LLC (“Robertson QES”), Corbin J. Robertson, Jr. (“Mr. Robertson”), Archer Limited (“Archer Limited”), Archer Assets UK Limited (“Archer UK”), Archer Well Company Inc. (“Archer Well”), Archer Holdco LLC (“Archer Holdco”), John Fredriksen (“Mr. Fredriksen”), C.K. Limited (“C.K. Limited”), Greenwich Holdings Limited (“Greenwich”), Famatown Finance Limited (“Famatown”) and Geveran Investments Limited (“Geveran Investments” and, together with Quintana Capital, Quintana Capital GP, QES FI Fund, QES TE Fund, QEP, QEP Holdings, QEP Management, QEP Management GP, Robertson QES, Mr. Robertson, Archer Limited, Archer UK, Archer Well, Archer Holdco, Mr. Fredriksen, C.K. Limited, Greenwich and Famatown, each a “Reporting Person” and collectively, the “Reporting Persons”).

This Amendment No. 2 is being filed solely for the purpose of (a) correcting a scrivener’s error in Item 10 of the cover pages relating to each of Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP, (b) making corresponding changes in footnotes 2 and 3 on the cover pages relating to Quintana Capital Group, L.P., Quintana Capital Group GP Ltd., and Corbin J. Robertson, Jr., and (c) making corresponding changes in the chart in Item 3 below. In the Original 13D, as amended by Amendment No. 1, the share ownership of each of Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP, were inadvertently transposed. Other than correcting this error and making the corresponding changes described above, no changes have been made to the Original 13D, as amended by Amendment No. 1.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety with the following:

Subject to the terms and conditions set forth in that certain Master Reorganization Agreement, dated as of February 8, 2018 (as corrected, the “Master Reorganization Agreement”), the parties thereto agreed to effect a series of restructuring transactions (the “Reorganization”) in connection with the Offering, consisting of (i) the net exercise of all outstanding warrants held by Archer Holdco, Robertson QES and affiliates of Geveran Investments for common units of Quintana Energy Services, L.P., a Delaware limited partnership and the predecessor entity of the Issuer (“QES LP”); (ii) the Issuer’s acquisition of all of the outstanding equity of QES Holdco LLC, a Delaware limited liability company (“QES Holdco”) and QES LP, establishing the Issuer as the holding company for QES Holdco, QES LP and the subsidiaries of QES LP; (iii) the Issuer’s issuance of shares of Common Stock to the existing investors of QES LP, including certain of the Reporting Persons and Listed Persons listed below, in exchange for their respective direct or indirect common units in QES LP, including shares issued upon the net exercise the warrants described above, and their direct or indirect membership interests in QES Holdco; and (iv) the conversion of approximately $33.6 million of outstanding indebtedness under the Issuer’s $40.0 million term loan held by Archer Holdco, Robertson QES and Geveran Investments into shares of Common Stock at the initial public offering price (the “Term Loan Conversion”). The table below reflects ownership of the Issuer’s Common Stock by such Reporting Persons, and, if applicable, any Listed Persons, prior to the closing of the Offering after giving effect to the Reorganization.

Reporting Person	No. Shares Received
Quintana Energy Partners — QES Holdings, L.L.C.	5,345,505
Quintana Energy Partners — TE, LP	795,018
Quintana Energy Partners — FI, LP	319,001
Robertson QES Investment LLC	2,886,041
Corbin J. Robertson, Jr.	11,825
Archer Holdco LLC	8,494,306
Geveran Investments Limited	4,602,688

Listed Person	No. Shares Received
Dag Skindlo	10,410
Donald Evans	7,883
Corbin Robertson III	26,608

The foregoing description of the Master Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Master Reorganization Agreement, a copy of which is filed as Exhibit 2.1 and incorporated by reference herein.

At the closing of the Offering on February 13, 2018, (i) Mr. Robertson purchased an aggregate of 100,000 shares of Common Stock at the initial public offering price of $10.00 per share, (ii) QEP Management purchased an aggregate of 100,000 shares of Common Stock at the initial public offering price of $10.00 per share, (iii) Famatown purchased an aggregate of 2,000,000 shares of Common Stock at the initial public offering price of $10.00 per share and (iv) Archer Holdco purchased an aggregate of 1,000,000 shares of Common Stock at the initial public offering price of $10.00 per share. The source of funds for each of these purchases was the individual capital held by Mr. Robertson and the working capital of each of QEP Management, Famatown and Archer Holdco, respectively.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Act with respect to their respective beneficial ownership of the shares of Common Stock at the time of the applicable event requiring disclosure in this Schedule 13D. Pursuant to Rule 13d-5(b)(1) under the Act, if the Reporting Persons constitute such a group, the Reporting Persons would be deemed to have beneficial ownership of all equity securities of the Issuer beneficially owned by any of such Reporting Persons. Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QUINTANA CAPITAL GROUP, L.P.

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QUINTANA CAPITAL GROUP GP LTD.

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QUINTANA ENERGY FUND — FI, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QUINTANA ENERGY FUND — TE, LP

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QUINTANA ENERGY PARTNERS, L.P.

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QUINTANA ENERGY PARTNERS — QES HOLDINGS, L.L.C.

By: Quintana Energy Partners, L.P., its sole member

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QEP MANAGEMENT CO., LP

By: QEP Management Co. GP, LLC, its general partner

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	QEP MANAGEMENT CO. GP, LLC

By: Quintana Capital Group, L.P., its general partner

By: Quintana Capital Group GP Ltd., its general partner

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Managing Partner and Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	ROBERTSON QES INVESTMENT LLC

	By:	/s/ Corbin J. Robertson, Jr.
	Name:	Corbin J. Robertson, Jr.
	Title:	Manager

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	CORBIN J. ROBERTSON, JR.

/s/ Corbin J. Robertson, Jr.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	ARCHER LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	ARCHER ASSETS UK LIMITED

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	ARCHER WELL COMPANY INC.

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	ARCHER HOLDCO LLC

	By:	/s/ Adam Todd
	Name:	Adam Todd
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	JOHN FREDRIKSEN

/s/ John Fredriksen

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2018	GEVERAN INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director